June 18, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Kezar Life Sciences, Inc.

Registration Statement on Form S-1 (File No. 333-225194)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Kezar Life Sciences, Inc. (the “Company”) with respect to the effective time of the above-referenced Registration Statement so that it will become effective Wednesday, June 20, 2018, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable, or at such other time as the Company’s legal counsel, Cooley LLP, may request by telephone to the Staff.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 11, 2018 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 8, 2018:

To Whom Distributed	Number of Copies
Jefferies LLC	371
Cowen and Company, LLC	137
Wells Fargo Securities, LLC	1,130
William Blair & Company, L.L.C.	30
Latham & Watkins LLP	10
Cooley LLP	20
Kezar Life Sciences, Inc.	20
KPMG LLP	5

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours, JEFFERIES LLC COWEN AND COMPANY, LLC on behalf of themselves and as representatives of the Underwriters JEFFERIES LLC

By:	/s/ Charlie Glazer
Name:	Charlie Glazer
Title:	Senior Vice President

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

Signature Page to Underwriters’ Acceleration Request Letter